Pricing Term Sheet

Issuer:	Potash Corporation of Saskatchewan Inc.
Size:	$500mm
Title:	5.875% Notes due December 1, 2036
Maturity:	December 1, 2036
Coupon:	5.875%
Price to Public:	99.234% of face amount
Yield to maturity:	5.930%
Spread to Benchmark Treasury:	1.320%
Benchmark Treasury:	UST 4.500% due February 15, 2036
Benchmark Treasury Spot and Yield:	98-7+ 4.610%
Interest Payment Dates:	December 1 and June 1, commencing on June 1, 2007
Redemption Provisions:
Make-Whole Call:	Any time at the greater of 100% and the adjusted treasury rate, plus 20 basis points.
Trade Date:	November 29, 2006
Settlement Date:	December 4, 2006
CUSIP:	73755L AD 9
Denominations	$1,000 x $1,000
Ratings:	Baa1 (Stable) / BBB+ (Stable)
Bookrunning Manager:	Credit Suisse Securities (USA) LLC

Co-Managers:	RBC Capital Markets Corporation
Scotia Capital (USA) Inc.
BMO Capital Markets Corp.
Banc of America Securities LLC
HSBC Securities (USA) Inc.
Lazard Capital Markets LLC
Rabo Securities USA, Inc.
SG America Securities, LLC
The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and Standard and Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC collect at 212-325-2000.